UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE




                                                                December 3,
2019

  Via E-mail
  Michael Swidler, Esq.
  Baker Botts L.L.P.
  30 Rockefeller Plaza
  New York, NY 10112

           Re:     Teekay Offshore Partners L.P.
                   Amended Schedule 13E-3
                   Filed November 21, 2019 by Partners Limited, et. al. File No. 005-82284

  Dear Mr. Swidler:

           We have reviewed the above-referenced filing and have the following comments.

  Revised Preliminary Information Statement

  Special Note Concerning Forward-Looking Statements, page 20

  1. We reissue prior comment 5 as it related to the section referenced above. Also, please relocate the section captioned Selected Historical Consolidated Financial Data."

  Background of the Merger, page 24

  2. We note your response to prior comment 8. Given that the Revised Draft Plan was shared with Evercore in the conduct of its analysis, please disclose the substance of your response as it relates to lack of reliance on the Revised Draft Plan by the conflicts committee and the GP board.

  Recommendation of the Conflicts Committee and the GP Board, page 37

  3. We note your response to prior comment 9 and we reissue it. Please revise your disclosure to state the conflicts committee's fairness determination required by Item 8 of
           Schedule 13E-3.

  4. On a related note, if the GP Board has based its fairness determination on the analysis of factors undertaken by the conflicts committee, then the GP Board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation. See prior comment 12.
 Michael Swidler, Esq.
Baker Botts L.L.P.
December 3, 2019
Page 2


       Please contact me at (202) 551-3619 if you have any questions regarding our comments.


                                                         Sincerely,

                                                         /s/ Daniel Duchovny
                                                         Daniel Duchovny
                                                         Special Counsel
                                                         Office of Mergers &
Acquisitions